UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OFF 1934

For the Fiscal Year Ended December 31, 2003

CUMMINS INC.
 (Name of issuer of the securities held pursuant to the plan)

Indiana (State or other Jurisdiction of Incorporation)	1-4949 (Commission File Number)	35-0257090 (I.R.S. Employer Identification No.)

500 Jackson Street
P. O. Box 3005
Columbus, IN  47202-3005
(Principal Executive Office)  (Zip Code)

(812) 377-5000
(Registrant's telephone number, including area code)

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING UNIT HOURLYEMPLOYEES

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2003 AND 2002

(Full title of the plan)

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2003 AND 2002

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

TABLE OF CONTENTS

DECEMBER 31, 2003 AND 2002

Page

Independent Auditor's Report.............................................................................................................	1 - 2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002.....................	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003...	4

Notes to Financial Statements......................................................................................................	5 - 10

Supplemental Schedules*

Schedule H, line 4i - Schedule of Assets (Held at End of Year)......................................................	11

* As the Plan is a member of the Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust ("Master Trust"), the schedules of assets (held at end of year), at December 31, 2003 and of reportable transactions for the year ended December 31, 2003 of the Master Trust have been certified by the Master Trustee and have been separately filed with the Department of Labor.  Other Supplemental Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

100 North Walnut Street - Seymour, Indiana 47274
(812) 522-8416 - FAX (812) 523-8615
email address:  blue@blueandco.com

INDEPENDENT AUDITOR'S REPORT

To the Benefits Policy Committee and Participants of the Cummins Inc. and Affiliates
 Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees
Columbus, Indiana

We have audited the accompanying statements of net assets available for benefits of the Cummins Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental allocation information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits as allocated, and is not a required part of the basic financial statements.  This supplemental allocation information is the responsibility of the Plan's management.  Such supplemental allocation information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

This supplemental information is the responsibility of the Plan's management.  The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BLUE & CO., LLC
BLUE & CO., LLC

June 15, 2004

CUMMINS  INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 and 2002

	2003			2002
	Supplemental Information			Supplemental Information
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets:
Investments:
Investment in Cummins Inc. and Affiliates
Retirement and Savings Plans Master
Trust, at fair value:
Cummins Inc. common stock - ESOP fund	$ 37,921,360	$ 37,453,461	$ 75,374,821	$ 28,642,951	$ 24,248,203	$ 52,891,154
Other investments	481,216,992	-0-	481,216,992	367,981,836	-0-	367,981,836
	519,138,352	37,453,461	556,591,813	396,624,787	24,248,203	420,872,990
Participant loans	6,295,837	-0-	6,295,837	5,695,285	-0-	5,695,285
Total investments	525,434,189	37,453,461	562,887,650	402,320,072	24,248,203	426,568,275

Receivables:
Employer contributions	2,363,325	-0-	2,363,325	2,478,118	-0-	2,478,118
Employee contributions	759,021	-0-	759,021	579,566	-0-	579,566
Total receivables	3,122,346	-0-	3,122,346	3,057,684	-0-	3,057,684

Total assets	528,556,535	37,453,461	566,009,996	405,377,756	24,248,203	429,625,959

Liabilities:
Note payable - ESOP (Note 4)	-0-	46,450,000	46,450,000	-0-	50,950,000	50,950,000
Interest payable	-0-	1,194,346	1,194,346	-0-	444,624	444,624

Net assets (deficit) available for benefits	$ 528,556,535	$(10,190,885)	$ 518,365,650	$405,377,756	$(27,146,421)	$ 378,231,335

See accompanying notes to financial statements.

CUMMINS  INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

	Supplemental Information
	Allocated	Unallocated	Total
Additions:
Contributions:
Employer	$ 9,197,265	$ 6,529,719	$ 15,726,984
Employee	26,488,137	-0-	26,488,137
Allocation of 96,917 shares of Cummins Inc.
common stock, at market	2,726,275	-0-	2,726,275
Plan interest in Cummins Inc. and Affiliates
Retirement and Savings Plans Master Trust
investment income	115,226,088	16,633,884	131,859,972
Interest income	337,394	-0-	337,394
Total additions	153,975,159	23,163,603	177,138,762

Deductions:
Benefits paid to participants	30,796,380	-0-	30,796,380
Interest expense	-0-	3,481,792	3,481,792
Allocation of 96,917 shares of Cummins Inc.			-0-
common stock, at market	-0-	2,726,275	2,726,275
Total deductions	30,796,380	6,208,067	37,004,447

Net increase in net assets (deficit)
available for benefits	123,178,779	16,955,536	140,134,315

Net assets (deficit) available for benefits:
Beginning of year	405,377,756	(27,146,421)	378,231,335

End of year	$ 528,556,535	$ (10,190,885)	$ 518,365,650

See accompanying notes to financial statements.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

1.   DESCRIPTION OF THE PLAN

The following description of the Cummins Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees (the "Plan") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan designed to provide participants with a systematic method of savings and at the same time enable such participants to benefit from contributions made to the Plan by Cummins Inc. and Affiliates (collectively, the "Company").  Eligible employees are salaried and non-bargaining hourly employees of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").  During 2002, assets of participants that were employees of Nelson Industries, Inc. were spun out to a separate qualified plan (Note 5).

Master Trust

The Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust ("Master Trust") holds the assets of the Plan and the following Company-sponsored plans:

  Cummins Inc. and Affiliates Retirement and Savings Plan for Bargaining Unit Employees;

  Cummins Inc. and Affiliates Retirement and Savings Plan for ONAN Corporation Employees;

  Cummins Inc. and Affiliates Retirement and Savings Plan for Lubricant Consultants, Inc. Employees;

  Cummins Inc. and Affiliates Retirement and Savings Plan for Consolidated Diesel Company, Inc. Employees; and

  Nelson Retirement and Savings Plan

The trustee for the Master Trust is The Vanguard Group.

Contributions

Participants may contribute up to 50% of their eligible pay through a combination of pre-tax and after-tax contributions.  Participants may direct their contributions in any of thirteen investment options, including Cummins Inc. common stock.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

Matching Contribution

The Company matches participant contributions in amounts ranging from 50% of the first $900 of participant wages contributed to 50% of the first 6%, or 50% of the first 2% of participant wages contributed, based on the participant's employing company, as defined.  The matching contribution is made in the form of cash or Company stock, based on the participant's employing company, as defined.  Prior to May 1, 2002, Company matching contributions in the form of Company stock could not be reinvested into other investment options until the participant is 55 years of age.  On May 1, 2002, the Company started removing restrictions on the reinvestment of stock received as a Company match.  At December 31, 2002, 80% of stock received as a Company match was available for diversification.  Subsequent to February 1, 2003, the entire amount of Company stock received as a match is available for diversification.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings.  Allocations of Plan earnings are made daily and are based upon the participant's weighted average account balance for the day, as described in the Plan document.

Vesting

Participants are fully vested in all employee and employer contributions and earnings thereon at all times.

Benefit Payments

Upon termination of employment or retirement, account balances are paid either as a lump-sum distribution or annual installments not to exceed the lesser of 15 years or the life expectancy of the participant and or joint life expectancy of the participant and beneficiary, and commence no later than the participant reaching age 70-1/2.  The Plan also permits hardship withdrawals from participant pre-tax contributions and actual earnings thereon.  Participants may also withdraw their after-tax contributions.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account.  The Trustee shall vote all Company shares for which no voting instructions were received in the same manner and proportion as the shares for which voting instructions were received.

Participant Loans

A participant can obtain a loan up to a maximum of the lesser of $50,000 or 50% of the participant's account balance.  Loans are secured by the participant's account balance and bear interest at the prime rate plus one percent, and mature no later than 4½ years from the date of the loan.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis of accounting.

Investments

The Plan's investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust, determined primarily by quoted market prices, except for the fixed income fund.  The fixed income fund consists primarily of insurance contracts and bank investment contracts with various insurance companies and is stated at contract value as the investments are fully benefit-responsive.  The contract values represent contributions made under the contracts, plus earnings, less withdrawals and administrative expenses.  Withdrawals or transfers from the fund are valued at contract value.

Allocation of Master Trust Assets and Transactions

The investment income and expenses of the Master Trust are allocated to each plan based on the relationship of the Plan's investment balances to the total Master Trust investment balances.

Use of Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties

The Master Trust invests in various securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative Expenses

Substantially all costs of administering the Plan are paid by the Company.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

Reclassifications

Certain prior year amounts have been reclassified herein to conform to the current method of presentation.

3.   INVESTMENTS IN MASTER TRUST

The Plan's investments are held in the Master Trust.  The assets of the Master Trust are held by The Vanguard Group.  At December 31, 2003 and 2002, the Plan's interest in the net assets of the Master Trust was 57.1 % and 53.5%, respectively.  The following investments are held by the Master Trust as of December 31:

	2003	2002

Cummins Inc. common stock fund	$ 83,780,208	$ 74,572,906
Cummins Inc. common stock - ESOP fund
(non-participant directed)	75,374,821	52,891,154
Fixed income fund	312,524,095	284,260,001
Registered investment companies	502,915,326	374,857,991

Total	$ 974,594,450	$ 786,582,052

The fixed income fund portion of the Master Trust comprises several fully benefit-responsive insurance and investment contracts maturing through 2008.  The contracts have varying yields and crediting interest rates which averaged 4.5 percent and 5.3 percent during the years ended December 31, 2003 and 2002, respectively.  The crediting interest rates adjust on varying intervals by contract.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The contracts' aggregate fair values exceed the reported contract values by approximately $2,235,000 at December 31, 2003.

Investments that represent 5% of more of the Master Trust's assets are separately identified as follows:

	2003	2002

Vanguard Wellington Fund	$ 172,362,635	$ 146,025,314
Cummins Inc. common stock	159,155,029	127,464,060
Vanguard Institutional Index Fund	142,720,301	105,688,631
Vanguard US Growth Fund	68,300,899	53,074,811
Vanguard Explorer Fund	44,930,828	26,645,611
Other	387,124,758	327,683,625

Total	$ 974,594,450	$ 786,582,052

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

Investment income for the Master Trust for the year ended December 31, 2003 is as follows:

Net appreciation in fair value of investments:
Cummins Inc. common stock	$ 45,636,185
Cummins Inc. common stock - ESOP fund
(non-participant directed)	41,004,102
Registered investment companies	95,281,121

Interest	14,405,450
Dividends	2,445,642
Dividends from Cummins Inc. common stock -
ESOP fund (non-participant directed)	2,230,032

Additional information about the changes in net assets of the Master Trust for the year ended December 31, 2003 relating to non-participant directed investments is as follows:

Contributions	$ 10,256,448
Benefits paid to participants	3,140,236
Transfers to participant-directed investments	19,664,540

4.   ESOP FUND

The Master Trust established an Employee Stock Ownership Plan ("ESOP") Trust account in July 1989 to purchase 2,362,206 shares of the Company's common stock in exchange for a $75,000,000 note secured by the shares.  The note payable was repaid in November 2002 by the Company and the Company concurrently entered into a $50,950,000 note with the ESOP Trust.  This note is secured by the remaining unallocated shares in the ESOP Trust.  The interest rate on the note is 5.61% with a maturity date of January 2010.  Loan principal payments for the next five years and thereafter are as follows:

2004	$ 5,200,000
2005	5,900,000
2006	6,700,000
2007	7,500,000
2008	8,500,000
Thereafter	12,650,000

$46,450,000

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

The following is the Master Trust's investment in Cummins Inc. common stock - ESOP Fund (including cash) at December 31:

	2003		2002
	Allocated	Unallocated	Allocated	Unallocated

Number of shares	774,562	756,028	894,055	852,909

Cost	$ 36,840,168	$ 24,003,889	$ 43,604,029	$ 27,079,861

Market	$ 37,921,360	$ 37,453,461	$ 28,642,951	$ 24,248,203

5.   FUND TRANSFER

On January 1, 2002, $6,146,364 in assets of participants that were employees of Nelson Industries, Inc. was transferred out of the Plan to create the Nelson Retirement and Savings Plan.

6.   TAX STATUS

The Plan received a favorable determination letter dated July 19, 2002 in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code").  The Plan has been amended since receiving that determination letter.  The Company and its counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.   RELATED PARTY TRANSACTIONS

Certain Master Trust investments are shares of mutual funds managed by The Vanguard Group, and shares of Cummins Inc.  The Vanguard Group is the trustee of the Master Trust and Cummins Inc. is the Plan Sponsor; therefore, transactions with these parties qualify as party-in-interest transactions.

8.   CONTINGENCY

The Plan is currently undergoing an audit by the Internal Revenue Service for plan years 1999 through 2001.  As this audit is not yet complete, the financial statements do not reflect any potential liability related to this audit.  In addition, the Company is not aware of any potential plan disqualification issues that have arisen during this audit.